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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)
Pulte Homes, Inc.

(Name of Issuer)
Common Stock, Par Value Per Share $0.01

(Title of Class of Securities)
745867101

(CUSIP Number)
William J. Pulte
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647 – 2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 9, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	745867101

1	NAMES OF REPORTING PERSONS. William J. Pulte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		41,718,202

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,968,202

WITH:	10	SHARED DISPOSITIVE POWER

		9,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,718,202

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 8 pages

CUSIP No.	745867101
Item 1. Security and Issuer
     The title of the class of equity securities to which this statement relates is Common Shares, par value per share $0.01 (“Common Shares”), of Pulte Homes, Inc., a Michigan corporation (“PHM”). The address of PHM’s principal executive offices is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.
Item 2. Identity and Background
     This statement is being filed by William J. Pulte, who is referred to in this Schedule as the “Reporting Person”. The Reporting Person’s present principal occupation or employment is Chairman of the Board of Directors of PHM. The Reporting Person’s business address is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.
     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction
     The purpose of this filing is to report (1) the entry by the Reporting Person into a preliminary prepaid variable forward sale contract with an unaffiliated party on February 6, 2009, and the entry into a transaction confirmation for the purpose of finalizing the terms of such contract on February 9, 2009 (such contract, together with the transaction confirmation, the “New Prepaid Forward Contract”), and (2) the termination of a prepaid variable forward sale contract that was entered into on February 26, 2008 (the “February 2008 Contract”), with a different and unrelated third party, for a negotiated settlement price of $33,871,250 payable through the Reporting Person. The New Prepaid Forward Contract obligates the Reporting Person to deliver to the buyer, during the five business day period commencing June 9, 2010, up to 4,750,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on a formula described in the contract). For more information on the terms of the New Prepaid Forward Contract, please see Item 6 below.
     The February 2008 Contract had obligated the Reporting Person to deliver to the buyer under the contract, on March 4, 2009 (the “2009 Settlement Date”), up to 3,350,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the average market price of the Common Shares determined as described below). The Reporting Person

Page 3 of 8 pages

CUSIP No.	745867101
pledged 3,350,000 Common Shares to secure his obligations under the contract, and retained dividend and voting rights in such pledged shares during the term of the pledge (except any extraordinary dividends that may have been be paid by PHM with respect to such pledged shares). The number of Common Shares (or the cash equivalent) to be delivered to the buyer on the 2009 Settlement Date was to be determined as follows: (a) if the average of the closing prices of Common Shares on February 13, 2009, February 20, 2009 and February 27, 2009 (the “2009 Settlement Price”) would be less than or equal to $10.1518, the Reporting Person would deliver to the buyer all of shares pledged under the February 2008 Contract; (b) if the 2009 Settlement Price would be between the $10.1518 and $19.0128, the Reporting Person would deliver to the buyer a number of Common Shares equal to 3,350,000 multiplied by a fraction, the numerator of which would be $10.1518 and the denominator of which would be the 2009 Settlement Price; and (c) if the 2009 Settlement Price would be greater than $19.0218, the Reporting Person would deliver to the buyer the number of Common Shares equal to 3,350,000 multiplied by a fraction, the numerator of which would be $10.1518 plus the excess of the 2009 Settlement Price over $19.0128, and the denominator of which would be the 2009 Settlement Price.
     The Reporting Person may, from time to time, acquire additional Common Shares (1) by the grant of additional restricted stock to him by PHM, (2) from time to time for investment purposes if market conditions are favorable, or (3) any combination of the foregoing. The Reporting Person may also dispose of some of all of the Common Shares that he beneficially owns, periodically, by public or private sale, gift, pledge or otherwise, including, without limitation, sales of Common Shares by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, through additional prepaid variable forward sale contracts, or otherwise. The Reporting Person reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition or disposal is not in his best interests at that time.
     Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of PHM, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PHM or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of PHM or any of its subsidiaries, (d) any change in the present board of directors or management of PHM, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in PHM’s present capitalization or dividend policy, (f) any other material change in PHM’s business or corporate structure, (g) any changes in PHM’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of PHM by any person, (h) causing a class of securities of PHM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of PHM’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Page 4 of 8 pages

CUSIP No.	745867101
Item 5. Interest in Securities of the Issuer
     (a) The number and percentage of shares of Common Shares beneficially owned by the Reporting Person as of February 18, 2009 (except as otherwise noted below) are as follows:

Number (1)(2)(3)(4)(5)	Percent (6)
41,718,202	16.2%

(1)	Includes (i) 41,242,634 Common Shares that are owned by trusts of which the Reporting Person is the sole trustee, (ii) 100,000 restricted Common Shares owned by the Reporting Person that are scheduled to vest on February 5, 2010, (iii) 125,000 restricted Common Shares owned by the Reporting Person that are scheduled to vest on February 7, 2011, (iv) 120,000 restricted Common Shares owned by the Reporting Person that are scheduled to vest on February 10, 2012, and (v) 130,568 Common Shares held on behalf of the Reporting Person in the Pulte Homes, Inc. 401(k) Plan as of January 31, 2009.

(2)	19,843,034 Common Shares owned by the Reporting Person are pledged as security for loans or guarantees of the Reporting Person.

(3)	5,000,000 Common Shares owned by the Reporting Person are subject to a prepaid variable forward such contract entered into on December 8, 2008, which matures on December 22, 2010 (the “December 2008 Contract”), and are pledged as collateral to secure the Reporting Person’s obligations under such contract.

(4)	4,750,000 Common Shares owned by the Reporting Person are subject to the New Prepaid Forward Contract and are pledged to secure the Reporting Person’s obligations under such contract.

(5)	Does not include 134,606 Common Shares owned by Karen Pulte, the Reporting Person’s wife, or approximately 7,993 Common Shares held on behalf of Karen Pulte in the Pulte Homes, Inc. 401(k) plan as of January 31, 2009, shares to which the Reporting Person disclaims beneficial ownership.

(6)	Based on the 257,482,669 Common Shares reported as being outstanding as of October 31, 2008, by PHM in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008.
     (b) The Reporting Person has sole voting power over the 41,718,202 Common Shares reported above as beneficially owned by him. He has sole dispositive power with respect to 31,968,202 Common Shares and shared dispositive power with respect to 9,750,000 Common Shares.
     (c) There were no other transactions in PHM’s Common Shares effected by the Reporting Person during the past 60 days, except that, from December 1, 2008 through January 31, 2009, 1,393 Common Shares were allocated to the Reporting Person’s account under the Pulte Homes, Inc. 401(k) Plan to reflect adjustments to such account. Such Common Shares

Page 5 of 8 pages

CUSIP No.	745867101
were purchased for the account based on the then prevailing market price, ranging from $10.41 per share to $10.96 per share.
     (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person; except that, pursuant to the terms of the Prepaid Forward Contract and the Prior Prepaid Contract, the applicable buyer has the right to receive any excess dividends or extraordinary dividends that may be paid by PHM with respect to the 9,750,000 Common Shares subject to such contracts.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Person owns 345,000 restricted Common Shares granted pursuant to the Pulte Homes, Inc. 2004 Stock Incentive Plan, and 130,568 Common Shares are held on behalf of the Reporting Person in the Pulte Homes, Inc. 401(k) Plan. 19,843,034 Common Shares are pledged as security for loans or guarantees of the Reporting Person.
     4,750,000 Common Shares are covered by the New Prepaid Forward Contract. The New Prepaid Forward Contract obligates the Reporting Person to deliver to the buyer up to 4,750,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of Common Shares determined as described below) ratably over a five-day period consisting of June 9, 10, 11, 14 and 15, 2010 (each, a “Maturity Date”). In exchange for assuming this obligation, the Reporting Person received a cash payment of $42,337,803.30. The Reporting Person pledged 4,750,000 Common Shares (the “New Pledged Shares”) to secure his obligations under the contract, and retained voting and certain dividend rights in the New Pledged Shares during the term of the pledge (except any excess or extraordinary dividends that may be paid by PHM with respect to the New Pledged Shares). The number of Common Shares to be delivered to the buyer upon the maturity of the contract is to be determined as follows: (a) with respect to each Maturity Date, if the Common Share closing price on such Maturity Date (the “New Settlement Price”) is less than or equal to $9.1952, the Reporting Person will deliver to the buyer 950,000 Common Shares (i.e., the ratable portion of the New Pledged Shares to be delivered with respect to each Maturity Date); (b) if the New Settlement Price is between $9.1952 and $13.9422, the Reporting Person will deliver to the buyer a number of Common Shares equal to 950,000 shares multiplied by a fraction, the numerator of which is $9.1952 and the denominator of which is the New Settlement Price; and (c) if the New Settlement Price is equal to or greater than $13.9422, the Reporting Person will deliver to the buyer the number of Common Shares equal to 950,000 shares multiplied by a fraction, the numerator of which is $9.1952 plus the excess of the New Settlement Price over the $13.9422, and the denominator of which is the New Settlement Price.
     5,000,000 Common Shares owned by the Reporting Person are covered by the December 2008 Contract. The December 2008 Contract obligates the Reporting Person to deliver to the buyer under the contract, on December 22, 2010 (the “December 2010 Settlement Date”), up to 5,000,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash

Page 6 of 8 pages

CUSIP No.	745867101
based on the average market price of the Common Shares determined as described below). The Reporting Person pledged 5,000,000 Common Shares to secure his obligations under the contract, and retained dividend and voting rights in the Pledged Shares during the term of the pledge (except any excess or extraordinary dividends that may be paid by PHM with respect to such pledged shares). The number of Common Shares (or the cash equivalent) to be delivered to the buyer on the December 2010 Settlement Date is to be determined as follows: (a) if the average of the volume-weighted average price per share of Common Shares on each of the ten (10) NYSE trading days ending on and including the December 2010 Settlement Date (the “December 2010 Settlement Price”) is less than or equal to $9.1854, the Reporting Person will deliver to the buyer all of the shares pledged under the December 2008 Contract; (b) if the December 2010 Settlement Price is between $9.1854 and $13.7208, the Reporting Person will deliver to the buyer a number of Common Shares equal to 5,000,000 multiplied by a fraction, the numerator of which is $9.1854 and the denominator of which is the December 2010 Settlement Price; and (c) if the December 2010 Settlement Price is equal to or greater than $13.7208, the Reporting Person will deliver to the buyer the number of Common Shares equal to 5,000,000 multiplied by a fraction, the numerator of which is $9.1854 plus the excess of the December 2010 Settlement Price over $13.7208, and the denominator of which is the December 2010 Settlement Price.
Item 7. Material to be Filed as Exhibits
1.	Pulte Homes, Inc. 401(k) Plan (Incorporated by reference to Exhibit 4.3 of PHM’s Registration Statement on Form S-8, No. 333-115570)

2.	Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to PHM’s Proxy Statement dated March 29, 2004 and as Exhibit 4.4 of PHM’s Registration Statement on Form S-8, No. 333-123223)

3.	Form of Restricted Stock Award agreement under Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10(p) of PHM’s Annual Report on Form 10-K for the year ended December 31, 2006)

4.	Form of Restricted Stock Award agreement under Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10(r) of PHM’s Annual Report on Form 10-K for the year ended December 31, 2007)

Page 7 of 8 pages

CUSIP No.	745867101
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009	/s/ WILLIAM J. PULTE
William J. Pulte

Page 8 of 8 pages